AMERICAN BONANZA GOLD CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
as at May 8, 2009 unless otherwise indicated

This Management Information Circular is furnished to the common shareholders (“Shareholders”) by the management of AMERICAN BONANZA GOLD CORP. (the “Corporation”) in connection with the solicitation of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Shareholders to be held on Friday, June 12, 2009 and at any adjournment thereof, at the time and place and for the purposes set out in the Notice of Meeting.

MANAGEMENT SOLICITATION AND APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are officers and/or directors of the Corporation. A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. by mail or fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i) signed by the Shareholder, the Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Computershare Investor Services Inc. by mail, Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1 or by fax: Within North America: 1-866-249-7775 Outside North America: 1-416-263-9524, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof; or

(b)	in any other manner provided by law.

VOTING OF SHARES AND PROXIES AND EXERCISE OF DISCRETION BY
PROXYHOLDERS

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each Shareholder or proxyholder present in person being entitled to one vote for each common share held or represented by proxy.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)	requested by a Shareholder present at the Meeting in person or by proxy;

(b)	directed by the Chairperson; or

(c)	required by law.

On a poll, each Shareholder and each proxyholder will have one vote for each common share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required.

Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Corporation’s Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

SOLICITATION OF PROXIES

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. The Corporation may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Corporation.

VOTING BY NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

The following information is of significant importance to shareholders who do not hold common shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of common shares).

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your common shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge (formerly “ADP Investor Communication Services”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote common shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the common shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares in that capacity. If you wish to attend at the Meeting and indirectly vote your common shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your common shares.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). The Corporation has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from the Corporation’s Transfer Agent, Computershare Investor Services Inc. (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par value, of which 118,245,889 are issued and outstanding on the record date. The Corporation is also authorized to issue an unlimited number of Class A preferred shares without par value, of which none have been issued. The Board of Directors has fixed May 8, 2009 as the record date for Shareholders of the Corporation who are listed on its Register of Shareholders to be entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting. The holders of common shares entitled to vote at the Meeting are entitled to one vote for each common share held as at the record date.

To the knowledge of the directors or senior officers of the Corporation, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% voting rights attached to all outstanding Common Shares of the Corporation as at May 8, 2009 are:

Name and Municipality of Residence	Number of Common Shares Owned or Controlled	Percentage of Issued Share Capital
Mr. Landon Clay(1) Boston, MA	18,513,450	15.6%

Notes:
(1) As of May 8, 2009, Mr. Landon Clay owned 1,033,642 shares directly and 17,479,808 shares indirectly through various entities over which Mr. Clay has sole control.

PRESENTATION OF FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2008, together with the report of the auditors thereon, will be placed before the Meeting. A copy of the Corporation’s 2008 Annual Report may be obtained by a Shareholder upon request without charge from the Corporation, at Suite 305 – 675 West Hastings Street, Vancouver, British Columbia V6B 1N2.

APPOINTMENT OF AUDITORS

The Board of Directors of the Corporation recommend the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors. KPMG LLP Chartered Accountants, were first appointed as auditors of the Corporation on March 25, 2005.

The persons named in the enclosed form of proxy, unless directed by the Shareholder completing the proxy to abstain from doing so, intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Directors of the Corporation.

ELECTION OF DIRECTORS

The persons named below are the nominees of management for election as directors. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Corporation or the Business Corporations Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed form of proxy to vote for the election to the Board of Directors the persons named below. The management of the Corporation does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the five preceding years for new director nominees), the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 8, 2009:

Name of Nominee, Current Position with the Corporation and Province or State and Country of Residence	Principal Occupation and, if not at Present an Elected Director, Occupation during the Past Five Years	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(5)
Brian P. Kirwin(4) President, Chief Executive Officer and Director Nevada, United States	President and CEO of American Bonanza Gold Corp.	March 25, 2005	common shares: 1,679,119(6)
Giulio T. Bonifacio(1)(4) Director British Columbia, Canada	President and CEO of Nevada Copper Corp.	March 25, 2005	common shares: 1,045,930(7)

Name of Nominee, Current Position with the Corporation and Province or State and Country of Residence	Principal Occupation and, if not at Present an Elected Director, Occupation during the Past Five Years	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(5)
Robert McKnight(1) (2) (3) Director British Columbia, Canada	Vice President & Director of Selwyn Resources Ltd.	March 25, 2005	common shares: 135,000(8)
Ronald Netolitzky (1)(2) (3) (4) Director British Columbia, Canada	Geologist	March 25, 2005	common shares: 3,300(9)
James F. Bagwell(1) (2)(3) Director Florida, United States	CEO of TARA Funding Corp., Principal of Global Services Group	March 25, 2005	common shares: 90,000(10)

Notes:
(1) Member, Audit Committee
(2) Member, Compensation Committee
(3) Member, Corporate Governance Committee
(4) Member, Nomination Committee
(5) This information has been furnished by the respective individuals as at May 8, 2009
(6) Mr. Kirwin also holds incentive stock options to purchase 500,000 shares at Cdn.$0.22 per share expiring November 6, 2012, 600,000 shares at Cdn.$0.07 expiring August 6, 2013, 830,000 shares at Cdn.$0.06 per share expiring January 26, 2014, and 1,350,000 shares at Cdn.$0.085 per share expiring March 19, 2014.
(7) Mr. Bonifacio also holds incentive stock options to purchase 500,000 shares at Cdn.$0.22 per share expiring November 6, 2012, 600,000 shares at Cdn.$0.07 expiring August 6, 2013, 770,000 shares at Cdn.$0.06 per share expiring January 26, 2014, and 1,210,000 shares at Cdn.$0.085 per share expiring March 19, 2014.
(8) Mr. McKnight holds incentive stock options to purchase 250,000 shares at Cdn.$0.22 per share expiring November 6, 2012, 200,000 shares at Cdn.$0.07 expiring August 6, 2013, 150,000 shares at Cdn.$0.06 per share expiring January 26, 2014, and 200,000 shares at Cdn.$0.085 per share expiring March 19, 2014.
(9) Mr. Netolitzky also holds incentive stock options to purchase 250,000 shares at Cdn.$0.22 per share expiring November 6, 2012, 200,000 shares at Cdn.$0.07 expiring August 6, 2013, 150,000 shares at Cdn.$0.06 per share expiring January 26, 2014, and 200,000 shares at Cdn.$0.085 per share expiring March 19, 2014.
(10) Mr. Bagwell also holds incentive stock options to purchase 250,000 shares at Cdn.$0.22 per share expiring November 6, 2012, 200,000 shares at Cdn.$0.07 expiring August 6, 2013, 150,000 shares at Cdn.$0.06 per share expiring January 26, 2014, and 200,000 shares at Cdn.$0.085 per share expiring March 19, 2014.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in this Management Proxy Circular and below, none of the persons proposed as directors of the Corporation:

a)

is, at the date of this Management Proxy Circular, or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order, or an order that denied the other issuer relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

b)

has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

COMPENSATION OF EXECUTIVE OFFICERS

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

Brian Kirwin, President and Chief Executive Officer and Giulio Bonifacio, former Chief Financial Officer, are each a “Named Executive Officer” of the Corporation for the purposes of the following disclosure. Effective January 26, 2009, Mr. Bonifacio resigned as Chief Financial Officer. Joe Chan was appointed as Vice President and Chief Financial Officer on January 26, 2009.

Compensation Discussion and Analysis

The Compensation Committee (the “Committee”) is composed of James Bagwell, Robert McKnight and Ronald Netolitzky, all of whom are independent directors. The function of the Compensation Committee generally is to assist the Board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Corporation’s base compensation structure and equity-based compensation programs, recommending compensation of the Corporation’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives. The Board adopted a charter for the Committee in July, 2005, as summarized below:

  The Committee shall recommend to the Board of Directors the form and amount of compensation to be paid by the Corporation to directors for service on the Board and on Board committees.

  The Committee shall review the Corporation’s base compensation structure and the Corporation's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the Board of Directors as needed.

  The Committee shall recommend to the Board of Directors the annual base compensation of the Corporation's executive officers and senior managers (collectively the "Officers").

  The Committee shall recommend to the Board of Directors corporate goals and objectives under any incentive compensation plan adopted by the Corporation for Officers and non-Officer personnel providing services to the Corporation, and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Corporation under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Corporation’s performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years.

  The Committee shall periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

  The Committee shall recommend to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Corporation although the Compensation Committee guides it in this role.

The Corporation’s salaries for its Named Executive Officers have not increased since 2006. At that time, the Compensation Committee based its recommendations on a comparative study of other gold mining companies with comparable market capitalization along with a survey conducted by the Robert Half Group of compensation of executive officers. The information on comparable mining companies was obtained from publicly available information.

Mr. Kirwin works on the Corporation’s activities on a full-time basis and Mr. Bonifacio, until his resignation as Chief Financial Officer on January 26, 2009, worked for the Corporation on a part-time basis from May 2007 to January 2009. Prior to May 2007, Mr. Bonifacio worked for the Corporation on a full-time basis.

Philosophy and Objectives

The compensation program for the senior management of the Corporation is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Corporation’s shareholders.

In compensating its senior management, the Corporation has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Corporation operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The payment of bonus incentive compensation is subject to the discretion of the Board. Generally, the Board will consider the payment of executive bonus compensation dependent upon the performance of the individual executive, sufficient cash resources being available for the granting of bonuses and, where applicable, the executive meeting the strategic objectives and milestones established by the Board. No bonus was paid for the 2007 and 2008 fiscal years.

Equity Participation

The Corporation believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Corporation’s stock option plan. Stock options are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Senior management puts forth their recommendations for stock option grants to the Board. The amounts and terms of options granted are determined by the Board.

Given the evolving nature of the Corporation’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Actions, Decisions or Policies Made After December 31, 2008

Effective January 26, 2009, Mr. Bonifacio resigned as Chief Financial Officer. Joe Chan was appointed as Chief Financial officer on January 26, 2009.

Performance Graph

The common shares of the Corporation currently trade on the TSX under the symbol “BZA”. The common shares of the Corporation were listed on the TSX Venture Exchange before the Plan of Arrangement among American Bonanza Gold Mining Corp., International Taurus Resources Inc. and Fairstar Explorations Inc. (full disclosure of the Plan of Arrangement can be found on www.sedar.com). On March 31, 2005, the Corporation’s shares were listed and posted for trading on the TSX.

The following graph compares the cumulative shareholder return on the Corporation’s Common Shares for the last five fiscal years against the return of the S&P/TSX Composite Total Return Index based on a $100 investment on January 1, 2004 to December 31, 2008.

Five Year Performance Chart

The performance graph shows a general correlation between the performance of the Corporation’s Common Shares and the performance of the S&P/TSX Composite Total Return Index for the last two years. Following a significant increase in the value of the Corporation’s Common Shares in 2005, executive compensation increased in 2006, however, compensation adjustments through the balance of 2007 to 2009 reflect the market conditions, where base salaries have been frozen and no bonuses were awarded.

Option-Based Awards

The Corporation has in place a stock option plan which was established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. Management proposes stock option grants to the board of directors based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the board of directors. The stock option plan is administered by the directors of the Corporation and provides that options will be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation.

Summary Compensation Table

The compensation paid to the NEOs during the Corporation’s most recently completed financial year of December 31, 2008 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name And Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual Incentive Plans	Long- Term Incentive Plans
Brian Kirwin, President & Chief Executive Officer	199,903	Nil	24,030	Nil	Nil	Nil	Nil	223,933
Giulio Bonifacio(1) Former Chief Financial Officer	100,000	Nil	24,030	Nil	Nil	Nil	Nil	124,030

Notes:
(1) Giulio T. Bonifacio resigned as Chief Financial Officer on January 26, 2009. Joe Chan was appointed Chief Financial Officer of the Corporation on January 26, 2009.
(2) The fair value of stock options has been estimated using the Black-Scholes option pricing model assuming a risk free interest rate of 3.06%, no expected dividend yield, stock price volatility of 78% and expected life of 5 years. The weighted average fair value of options granted during the twelve months ended December 31, 2008 was $0.04.

Outstanding Share-based Awards and Option-based Awards

The Corporation does not have any share-based awards.

The following table sets out all option based awards outstanding as at December 31, 2008, for each NEO:

Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)
Brian Kirwin, President & Chief Executive Officer	500,000 600,000	0.22 0.07	Nov 6, 2012 Aug 6, 2013	Nil Nil
Giulio Bonifacio(1) Former Chief Financial Officer	500,000 600,000	0.22 0.07	Nov 6, 2012 Aug 6, 2013	Nil Nil

Notes:
(1) Giulio T. Bonifacio resigned as Chief Financial Officer on January 26, 2009. Joe Chan was appointed Chief Financial Officer of the Corporation on January 26, 2009.
(2) In-the-money options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s common shares on the TSX as at December 31, 2008 was $0.04 and, therefore, none of the unexercised options outstanding are in-the-money.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2008, for each NEO:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian Kirwin, President & Chief Executive Officer	Nil	N/A	N/A
Giulio Bonifacio(2) Former Chief Financial Officer	Nil	N/A	N/A

Notes:
(1) All options granted to NEO’s were not subject to a vesting schedule and therefore were exercisable immediately upon granting. The grant price and market price on the grant date were the same and therefore there was no value earned.
(2) Giulio T. Bonifacio resigned as Chief Financial Officer on January 26, 2009. Joe Chan was appointed Chief Financial Officer of the Corporation on January 26, 2009.

See “Securities Authorized Under Equity Compensation Plans” for further information on the Corporation’s Share Option Plan.

Termination and Change of Control Benefits

As of December 31, 2008, the Corporation has entered employment agreements with Brian P. Kirwin and Giulio T. Bonifacio dated April 1, 2003, amended on July 1, 2006 and, in the case of Mr. Bonifacio, further amended on May 1, 2007. Under these agreements, Mr. Kirwin is required to work full time for the Corporation, and Mr. Bonifacio is required to work on a part-time basis for the Corporation, and both are eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board and other standard benefits made available by the Corporation. In addition, under these agreements an amount equal to 36 months, in case of Mr. Kirwin, and 12 months in the case of Mr. Bonifacio, salary is payable in the event of a termination without cause. Subsequent to December 31, 2008, Mr. Bonifacio resigned as Chief Financial Officer and terminated his employment agreement with the Corporation. Mr. Bonifacio entered into a consulting agreement with the Corporation on January 26, 2009 which does not include a change of control provision.

The estimated incremental payments from the Corporation to Mr. Kirwin on (i) termination without cause or (ii) termination without cause or resignation with cause within 12 months following a change of control, assuming the triggering event occurred on December 31, 2008, are as follows:

NEO(1)		Termination Without Cause	Change of Control
Brian Kirwin	Salary(2)	$694,000	$694,000
	Bonus	Nil	Nil
	Options	Nil	Nil

Notes:
(1) Subsequent to December 31, 2008, Mr. Bonifacio resigned as Chief Financial Officer and terminated his employment agreement with the Corporation. Mr. Bonifacio entered into a consulting agreement with the Corporation on January 26, 2009 which does not include a change of control provision.
(2) The amount of compensation payable to Mr. Kirwin is US$570,000. The exchange rate used for this purpose was 1.2180, the December 31, 2008 closing rate as provided by the Bank of Canada.

Director Compensation

Independent directors are paid $15,000 per year. Executive officers do not receive additional compensation for serving as directors.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO, for the Corporation’s most recently completed financial year of December 31, 2008 is:

Name(1)	Fees Earned ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
James Bagwell	15,000	Nil	8,060	Nil	Nil	Nil	23,060
Robert McKnight	15,000	Nil	8,060	Nil	Nil	Nil	23,060
Ronald Netolitzky	15,000	Nil	8,060	Nil	Nil	Nil	23,060

Notes:
(1) Brian Kirwin and Giulio Bonifacio do not appear on this table as they are NEOs.
(2) The fair value of stock options has been estimated using the Black-Scholes option pricing model assuming a risk free interest rate of 3.06%, no expected dividend yield, stock price volatility of 78% and expected life of 5 years. The weighted average fair value of options granted during the twelve months ended December 31, 2008 was $0.04.

Outstanding Share-based Awards and Option-based Awards

The Corporation does not have any share-based awards.

The following table sets out all option based awards outstanding as at December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Corporation:

Option-Based Awards
Name(1)	Number Of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value Of Unexercised In- The-Money Options(2) ($)
James Bagwell	250,000 200,000	0.22 0.07	Nov 6, 2012 Aug 6, 2013	Nil Nil
Robert McKnight	250,000 200,000	0.22 0.07	Nov 6, 2012 Aug 6, 2013	Nil Nil
Ronald Netolitzky	250,000 200,000	0.22 0.07	Nov 6, 2012 Aug 6, 2013	Nil Nil

Notes:
(1) Brian Kirwin and Giulio Bonifacio do not appear on this table as they are NEOs.
(2) In-the-money options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s common shares on the TSX as at December 31, 2008 (i.e. fiscal year end) was $0.04.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Corporation:

Name(1)	Option-Based Awards – Value Vested During The Year ($)(2)	Share-Based Awards – Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)
James Bagwell	Nil	N/A	N/A
Robert McKnight	Nil	N/A	N/A
Ronald Netolitzky	Nil	N/A	N/A

Notes:
(1) Brian Kirwin and Giulio Bonifacio do not appear on this table as they are NEOs.
(2) All options granted to Director’s were not subject to a vesting schedule and therefore were exercisable immediately upon granting. The grant price and market price on the grant date were the same and therefore there was no value earned.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The only equity compensation plan which the Corporation has in place is the stock option plan (the “Plan”) which was originally approved by the shareholders on March 24, 2005 and re-approved by shareholders on June 24, 2008. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans re- approved by securityholders – on June 24, 2008 (the Plan)	4,335,000	$0.14	7,231,298
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,335,000	$0.14	7,231,298

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, senior officer or executive officer, nor any proposed nominee for director, nor any associate of any of them, has been indebted to the Corporation at any time during the previous fiscal year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as described herein, no director, nominee for director, senior officer or principal Shareholder of the Corporation, or any associate or affiliate of such person, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. See also “Executive Compensation”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Corporation, no management nominee for election as a director of the Corporation, none of the persons who have been directors or senior officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

MANAGEMENT CONTRACTS

The management functions of the Corporation are performed by the Corporation’s directors and senior officers and the Corporation has no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure meets the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices, applicable to issuers whose securities are listed on the TSX.

Board of Directors

The Board is currently composed of five directors. Three of the five current directors are considered independent, and accordingly the Board of Directors is currently composed of a majority of independent Directors. The three independent Directors are Robert McKnight, Ronald Netolitzky, and James Bagwell. Brian Kirwin is an Executive Officer of the Corporation and Giulio Bonifacio has a consulting agreement with the Corporation and therefore are not independent directors.

Certain Directors are presently a director of one or more other reporting issuers, as follows:

Name of Director	Corporation
Robert McKnight	Savant Explorations Ltd. Selwyn Resources Ltd.
Giulio Bonifacio	Earthworks Industries Inc. Mesa Uranium Corp. Nevada Copper Corp.
Brian Kirwin	Mesa Uranium Corp. Nevada Copper Corp.
Ronald Netolitzky	Aurcana Corp
Boss Power Corp.
Brett Resources Inc.
Copper Canyon Resources
Eagle Plain Resources Ltd.
Golden Band Resources Inc.
Pacific Iron Ore Corporation
Santoy Resources Ltd.
Skeena Resources Limited
Solomon Resources Ltd.
Strongbow Resources Inc.

At least once annually the independent directors meet without non-independent directors and members of management. In addition, the independent directors meet without non-independent directors and members of management on an ad hoc basis as necessary to fulfil their duties as independent directors or to assess transactions in which non-independent members or members of management may have an interest. No such meetings, other than the one annual meeting, were held during 2008.

The Board has not formally appointed a Chair. Currently, Mr. Brian Kirwin, the Corporation’s Chief Executive Officer, fulfils the functions of the Chair with respect to the calling and management of meetings of the Board. Mr. Robert McKnight acts as the Corporation’s lead director and as Chair of the audit committee.

There was one in-person meeting and five telephone meetings of the Board during 2008. Directors’ attendance was as follows:

Directors	Meetings Attended
James F. Bagwell	6
Giulio Bonifacio	6
Brian Kirwin	6
Robert McKnight	6
Ronald Netolitzky	4

Additional resolutions were passed during 2008 by way of Director’s Resolutions and consented to in writing.

Mandate of the Board of Directors

The text of the Board’s written mandate, extracted from the Corporation’s Corporate Governance Guidelines and Policies, is set out below:

Director Responsibilities

Oversee Management of the Corporation. The principal responsibilities of the directors are to oversee the management of the Corporation and, in so doing, serve the best interests of the Corporation on behalf of its shareholders. These responsibilities require that the directors attend to the following:

  review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

  evaluate the performance of the Corporation, including the appropriate use of corporate resources;

  evaluate the performance of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

  implement senior management succession plans;

  evaluate the Corporation’s compensation programs;

  establish a corporate environment that promotes timely and effective disclosure (including appropriate controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

  evaluate the Corporation’s systems to identify and manage the risks faced by the Corporation;

  review and decide upon material transactions and commitments;

  develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities;

  provide assistance to the Corporation’s senior management, including guidance on those matters that require Board involvement; and

  evaluate the overall effectiveness of the Board and its committees.

Exercise Business Judgment. In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Corporation and its shareholders free from personal interests. In discharging their duties, when appropriate, the directors normally are entitled to rely on the Corporation’s senior executives and its outside advisors, auditors and legal counsel but also should consider second opinions where circumstances warrant.

Understand the Corporation and its Business. Directors are expected to become and remain informed about the Corporation and its business, properties, risks and prospects.

Establish Effective Systems. Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Corporation. Directors should also provide for periodic reviews of the integrity of the Corporation’s internal controls and management information systems.

Protect Confidentiality and Proprietary Information. Directors are responsible for establishing policies that are intended to protect the Corporation’s confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board of Directors must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

Board, Committee and Shareholder Meetings. Directors are responsible for attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

Indemnification. The directors are entitled to indemnification from the Corporation in the circumstances permitted by applicable law and, when available on reasonable terms, directors’ and officers’ liability insurance.

Position Descriptions

The Board has not adopted specific position descriptions for the Chair and the Chair of each Board committee. The Board has adopted a set of Corporate Governance Guidelines which govern the workings of the Board. The Chair is expected to establish the meeting schedule for the Board, and establish an agenda for each Board meeting. The Board has also adopted charters for each of the Board committees – the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. The Chair of each committee is required to ensure that the duties of the committee set out in its respective charter are met. The Board has developed a position description for the Chief Executive Officer.

Director Orientation and Continuing Education

The Board and the Corporation’s senior management conduct orientation programs for new directors. The orientation programs include presentations by management to familiarize new directors with the Corporation’s projects, strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program includes a review of the Corporation’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Corporation headquarters and, to the extent practical, certain of the Corporation’s significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Corporation provides the directors with suggestions to undertake continuing director education, the cost of which is borne by the Corporation.

Ethical Business Conduct

The Board of Directors, has adopted a Code of Ethics which applies to the employees, officers and directors of the Corporation. The Code of Ethics is included in the Corporation’s annual information form on Form 20-F for the year ended December 31, 2005, which is available with the Corporation’s documents on SEDAR at www.sedar.com. The Board does not have an outside auditor for monitoring compliance with the Code. The Board relies upon the Corporation’s whistle blower policy, audit by the Corporation’s auditor of the annual financial statements, and self regulation by management to ensure compliance with the Code of Ethics.

In accordance with the requirements of the British Columbia Business Corporations Act and the Corporation’s Code of Ethics, directors and officers are required to declare any material interest they may have in any transaction or agreement with the Corporation, and if a director to abstain from voting on any director approval of the transaction. The Board has established a Governance Committee comprised entirely of independent directors, one of whose responsibilities is to consider questions of independence and make recommendations to the plenary Board with respect to director independence and conflicts of interest. Where appropriate, the Board will form a committee of the independent directors to consider transactions in which executive officers have an interest, or will be affected differently than other shareholders.

Nomination of Directors

The Corporation’s Nominating Committee is comprised of Brian Kirwin, Giulio Bonifacio and Ronald Netolitzky At least annually, the Board reviews its composition and determines what additional skills the Board requires. The Nominating Committee is then tasked with identifying potential directors, whose resumes is then be submitted to the plenary Board for review and approval.

The Board adopted a charter for the Nominating Committee in July, 2005. The duties of the Nominating Committee are to recommend to the Board the criteria for Board membership, and to identify and recommend to the Board the potential individuals qualified to become Board members;

Evaluation of Executive Officers and Executive Compensation

The Compensation Committee is responsible for overseeing the evaluation of the CEO. See “Executive Compensation Discussion and Analysis” for a summary of the charter of the Compensation Committee. The Compensation Committee determines the nature and frequency of the evaluation, supervises the conduct of the evaluation and prepares an assessment of the performance of the CEO, which is discussed with the plenary Board. The Board reviews the assessment to ensure that the CEO is providing the best leadership for the Corporation over the long and short-term. The Compensation Committee also discusses with the Board the recommendations of the CEO with regards to the compensation of the other members of senior management.

Compensation of the CEO and other members of senior management are determined by the independent members of the Board based upon the recommendations the Compensation Committee. The CEO and other members of management sitting on the Board are not present during voting or deliberations on executive compensation. The Compensation Committee also recommends to the Board the appropriate level of director compensation. There has been no change to executive officer or Board compensation, other than the grant of stock options, since 2006.

Other Committees

The Corporation also has a Governance Committee in place comprised of Robert McKnight, Ron Netolitzky and James Bagwell, all of whom are independent directors. The duties of the Governance Committee are: (i) to consider questions of independence and possible conflicts of interest of Board members and of senior management and make recommendations regarding such matters to the Board; (ii) to recommend assignments to committees of the Board; (iii) recommend to the Board appropriate governance policies; (iv) oversee the evaluation of the Board and its committees; and (v) monitor communications with shareholders regarding governance matters.

Assessments

The Corporation has not instituted a formal process for assessing the effectiveness of Board members. The Corporation has a small Board and assessments of the contribution of Board members are done informally, as required, under the leadership and guidance of the Governance Committee .

AUDIT COMMITTEE DISCLOSURE

Information required by National Instrument 52-110, Audit Committees, is presented in the Corporation’s Form 20-F under the heading Item 16A – Audit Committee Financial Expert, which is filed on www.sedar.com.

AUDIT COMMITTEE CHARTER

The Corporation’s audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the audit committee charter is set out in the Corporation’s Information Circular prepared for the Corporation’s June 8, 2007 annual general meeting and filed on SEDAR on May 14, 2007.

ADDITONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 305, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, telephone: 604-688-7523, to request copies of the Corporation’s financial statements and MD&A. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

BY ORDER OF THE BOARD OF DIRECTORS

“Catherine Tanaka”

Corporate Secretary